SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated May 26, 2017, the company reported that its controlled company IDB Development Corporation Ltd. (“IDBD”) has been analyzing different course of action so as to comply with the Promotion of Competition and Reduction of Centralization Law enacted in December 2013 (the “Centralization Law”), with respect to the accomplishment of the requirements for 2017 and 2019, pursuant to which was informed in advance in our financial statements as of June 30, 2016.

In that regard, the committee of directors and independent directors of IDBD has made certain evaluations and has recommended to the board of directors of IDBD a course of action to follow for the fulfillment of the requirements for 2017. The selected course of action involved the sale of all the shares of Discount Investment Corporation Ltd. (“DIC”), a subsidiary of IDBD, to a special-purpose corporation incorporated in Israel (the “Vehicle”), controlled in its entirety by companies controlled by IRSA. According to this course of action and subject to its terms and conditions, IDBD shall cease to hold DIC and th companies controlled by it, complying with the Centralization Law with respect to the pyramidal holding structure.

The following would be the main aspects for the implementation of the selected course of action:
1.
The sold shares to the acquiring company would be on the basis of their fair value that will be determined in an appraisal made by an independent appraiser that the committee will appoint, subject to negotiations between the parties, valuation that shall not be less than the book value of the DIC’s shares.
2.
IDBD shall grant a loan to the Vehicle for the acquisition of the shares, for the total amount of the transaction, which shall bear interest, shall be repaid and shall be agreed by the parties.
3.
The seller’s loan shall be secured (i) by a first degree specific charge in favor of IDBD over all the sold shares and the monies that will be received for them such as sale of shares, dividends, etc. y (ii) by an additional collateral over assets to be agreed with IRSA.

Additionally, as part of the course of action, the acquiring company shall five guarantees in favor of each of the classes of IDBD’s creditors that are not parties related to IDBD, being such guarantees for the payment of the IDBD’s debts to the guaranteed creditors. The guarantees shall have a right of recourse only with respect to the charged assets.

It is important to clarify that the course of action described is part of the general principles that were discuses by the committee of IDBD as part of the process of revision and analysis of the course of actions available for IDBD. The selection of the course of action and its implementation are subject to the approval of the Audit Committee and the Board of Directors of IDBD and IRSA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 26, 2017